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                                                                   EXHIBIT A-3.5


                         SUMMARY OF RIGHTS TO PURCHASE
                        SERIES 1 JUNIOR PREFERRED STOCK


         On [                 ], the Board of Directors of Conectiv (the
"Company") declared a distribution of one Right (a "Company Common Right") for each outstanding share of Common Stock, par value $.01 per share (the "Company Common Stock"), to stockholders of record at the close of business on [
] (the "Record Date") and for each share of Company Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date. Each Company Common Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "Unit") of Series 1 Junior Preferred Stock, par value $.01 per share (the "Series 1
Preferred Stock"), at a Purchase Price of $[     ] per Unit, subject to
adjustment. The description and terms of the Company Common Rights are set forth in a Rights Agreement between the Company and Conectiv Resource Partners, Inc. as Rights Agent (the "Rights Agreement").

         On [         ], the Board of Directors also declared a similar
distribution of one Right (a "Class A Common Right") for each outstanding share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") to stockholders of record on the Record Date, each Class A Common Right entitling the holder thereof, subject to the terms of the Rights Agreement, to purchase from the Company a Unit of Series 2 Junior Preferred Stock, par value
$.01 per share, at a Purchase Price of $[     ] per Unit, subject to
adjustment.

         Copies of the Rights Agreement and the Certificate of Designation for the Series 1 Preferred Stock have been filed with the Securities and Exchange Commission as exhibits to a Registration Statement on Form 8-A and a Current
Report on Form 8-K, each dated [              ], 1998 (respectively, the "Form
8-A" and "Form 8-K"). Copies of the Rights Agreement and the Certificate of Designation are available free of charge from the Company. This summary description of the Company Common Rights and Series 1 Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference.

The Rights Agreement

         Initially, the Company Common Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Company Common Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10
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days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Company Common Stock, Class A Common Stock and other voting securities of the Company (the "Voting Securities"), and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Voting Securities. Until the Distribution Date, (i) the Company Common Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Company Common Rights associated with the Company Common Stock represented by such certificates.

         The Company Common Rights are not exercisable until the Distribution Date and will expire at the Close of Business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Company Common Rights.

         In the event that a Person becomes an Acquiring Person (a "Section 11(a)(ii) Event"), then each holder of a Company Common Right will thereafter have the right to receive, upon exercise, Units of Series 1 Preferred Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Company Common Right. The exercise price is the Purchase Price multiplied by the number of Units of Series 1 Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Company Common Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time after a Person or group becomes an "Acquiring Person," (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) another company consolidates or merges with the Company and all or part of the Company Common Stock or Class A Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the
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consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, each holder of a Company Common Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Company Common Right.

         The Purchase Price payable, and the number of Units of Series 1 Preferred Stock (or other securities, as applicable) issuable, upon exercise of the Company Common Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series 1 Preferred Stock, (ii) if holders of the Series 1 Preferred Stock are granted certain rights or warrants to subscribe for Series 1 Preferred Stock or convertible securities at less than the current market price of the Series 1 Preferred Stock, or (iii) upon the distribution to the holders of the Series 1 Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in the Series 1 Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Series 1 Preferred Stock (other than fractional shares that are integral multiples of one one-hundredth of a share). In lieu thereof, an adjustment in cash may be made based on the market price of the Series 1 Preferred Stock prior to the date of exercise.

         At any time prior to such time as any Person or group or affiliated or associated persons becomes an Acquiring Person, the Company's Board of Directors may redeem the Company Common Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"). Immediately upon the action of the Company's Board of Directors ordering the redemption of the Company Common Rights, the Company Common Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price.

         At any time after any Person or group of affiliated or associated Persons becomes an Acquiring Person and before any such Person or group shall become the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Company Common Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of one Unit of Series 1 Preferred Stock per Company Common Right (subject to adjustment in certain events).

         Until a Company Common Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Company Common Rights will not be taxable to stockholders or to the Company, stockholders may, depending
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upon the circumstances, recognize taxable income in the event that the Company
Common Rights become exercisable for Units of Preferred Stock (or other consideration).

         Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board may deem necessary or desirable. After any Person or group of affiliated or associated Persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Company Common Rights excluding the interests of any Acquiring Person.

Description of Series 1 Preferred Stock

         The Units of Series 1 Preferred Stock that may be acquired upon exercise of the Company Common Rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation (except that Series 1 Preferred Stock will be in parity with the Series 2 Junior Preferred Stock).

         Each Share of Series 1 Preferred Stock will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 100 times the aggregate per share amount of any cash dividend declared on the Company Common Stock since the immediately preceding quarterly dividend, subject to certain adjustments.

         In the event of liquidation, the holder of Series 1 Preferred Stock will be entitled to receive a preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 100 times the amount paid in respect of a share of Company Common Stock, subject to certain adjustments.

         Generally, each share of Series 1 Preferred Stock will vote together with the Company Common Stock, Class A Common Stock, and any other series of preferred stock entitled to vote in such a manner, and will be entitled to 100 votes per share, subject to certain adjustments. The holders of the Series 1 Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Series 1 Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon.

         In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Share of Series 1 Preferred Stock will be entitled to receive 100 times the aggregate per share amount of stock, securities, cash or other property paid in respect of each share of Company Common Stock, subject to certain adjustments.

         The rights of holders of the Series 1 Preferred Stock to dividend, liquidation and voting rights are protected by customary anti-dilution provisions.
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         Because of the nature of the Series 1 Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Series 1 Preferred Stock is expected to approximate the economic value of one share of Company Common Stock.